

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2009

Mr. Neil Blosch
Chief Executive Officer, Principal Accounting Officer
Ultra Sun Corp.
1532 East St. Marks Court
Salt Lake City, Utah 84124

> **RE: Ultra Sun Corp.**
> **Form 10-12**
> **Filed January 28, 2009**
> **File No. 000-53571**

Dear Mr. Blosch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Special Note Regarding Forward-Looking Statements, page 2

2.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you. We note similar disclosure on page 7.

Item 1. Description of Business, page 3

3.   Please revise to discuss the development of your company at the beginning of this section. Along with the general discussion of your business, briefly describe the development of your company, including the year organized, and the state of incorporation. See Item 101(h) of Regulation S-K.

Regulations, page 4

4.   We note two discussions titled "Regulations" on page four of the registration statement. Please consolidate the two sections into one overarching discussion relating to federal, state, and local rules and regulations that may affect you and/or the indoor tanning services industry as a whole. Include rules or regulations that govern the manufacture and use of indoor tanning devices. In addition, as you own a tanning salon in Utah, specifically describe any Utah state regulations that apply to your tanning business.

Competitors, page 4

5.   We note your statement on page four, "[W]e will focus more on branding our Sahara Sun store concepts to differentiate ourselves from other competitors." In addition, we note your statement, "In our salon, we have tried to differentiate ourselves by having a more distinctive look that all future salons will mirror." Please revise to further explain how your salon is different from your competitors, particularly with respect to your Sahara Sun store concepts and your products and services offered. Likewise, please identify your competitive position within your industry. See Item 101(h)(4)(iv) of Regulation S-K.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty or Labor Contracts, including Duration, page 5

6.   Please disclose the existence of any business license that you have which enables your salon to operate in Salt Lake City, Utah.

Risk Factors Associated with Ultra Sun, page 5

7.   Please revise the risk factor disclosure to address your auditor's going concern opinion.

Item 2.   Financial Information, page 7

Management's Discussion and Analysis or Plan of Operations, page 7

8.   Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. Challenges that should be discussed include your desire to expand by purchasing and opening additional salons, and your goal to expand into your own line of private label tanning and beauty products.

Liquidity and Capital Resources, page 10

9.   Revise your disclosure to discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.

Item 3. Properties, page 10

10.   Disclose the address of your salon, which also serves as your corporate office, in this section.

Item 6. Executive Compensation, page 13

11.   Revise this section to include fiscal year 2008 compensation figures. Include all compensation awarded to, earned by or paid to Ultra Sun's Chief Executive Officer and each of the other executive officers that were serving as executive officers at December 31, 2008. Please refer to Item 402 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 15

12.   Please revise to include all required disclosure under Item 701 of Regulation S-K as to all securities sold within the past three years which were not registered under the Securities Act, including consideration received and exemption relied upon. We note your disclosure in Note 3 to the Financial Statements discussing that on June 13, 2006, the company closed an offering for the sale of 800,000 of its authorized but previously unissued common stock at $0.25 per share with the total gross proceeds received from the offering being $200,000.

Financial Statements – December 31, 2007

Statements of Operations

13.   Your presentation of "costs of goods sold" results in reporting gross margin
        before depreciation and amortization. SAB Topic 11:B specifically states, "To
        avoid placing undue emphasis on cash flow, depreciation, depletion and
        amortization should not be positioned in the income statement in a manner which
        results in reporting a figure for income before depreciation." Further, we note
        your exclusion of depreciation and amortization related to property and equipment
        directly attributed to the generation of revenue from cost of goods sold. Revise
        the Statements of Operations and selected financial data and similar presentations
        elsewhere in the document to comply with SAB Topic 11:B.

Age of Financial Statements

14.   We note that you have incurred a net loss for the three month period ended
        September 30, 2008. If you expect to have a net loss for the fiscal year ended
        December 31, 2008, please update the audited financial statements and other
        financial information in the filing to include the period ended December 31, 2008.
        Please refer to the guidance in Rule 8-08 of Regulation S-X.

15.   If you expect to have net income for 2008 and your audited financial statements
        are available at the time of your amended filing, please include them in the filing.

Financial Statements – September 30, 2008

Note 2 – Summary of Significant Accounting Policies, page F-4

16.   Refer to your accounting policy for revenue recognition. We note that you
        recognize revenue from gift certificates at the point of sale because the cost of
        services is minimal. Please tell us whether the revenues recognized from gift
        certificate are material for the periods presented, and if so, tell us how your policy
        complies with the guidance in SAB 104, as you have recognized revenue prior to
        the time services were provided. We also note that your accounting policy is not
        consistent with the disclosure presented in Note 1 to the audited financial
        statements at page F-6.

Note 6 – Commitments and Contingencies, page F-6

17.   We note that you have recognized $7,870 in income from Forgiveness of debt and
        that your lessor deferred the remainder of monthly payments that would have
        been paid between November 2004 and October 2005. We also note that you

renewed the lease for an additional five year period on September 12, 2008, which triggered the forgiveness of the deferred lease payments. Please tell us your basis in GAAP for gain recognition rather than amortizing the amounts previously deferred as a reduction in your lease payments over the new five year term. In your response, please consider the guidance in the staff's letter dated February 7, 2005, to Robert Kueppers, Chairman of the Center for Public Company Audit Firms. A copy of the letter is available at our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

18.   Please revise your interim financial statements to reflect your responses to our comments on the December 31, 2007 financial statements, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Delabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Victor Schwarz, Esq.
VIA FACSIMILE: (801) 685-0949